Tops Appliance City, Inc.


        Amended and Restated Section 401(k) Salary Savings Plan and Trust

                 Financial Statements and Supplemental Schedules

                        As of December 31, 1998 And 1997

                                  Together With

                    Report of Independent Public Accountants

                           TOPS APPLIANCE CITY, INC.

                      AMENDED AND RESTATED SECTION 401(k)

                         SALARY SAVINGS PLAN AND TRUST


                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                     INDEX





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

     Statements of Net Assets Applicable to Participants' Equity as of December 31, 1998 and 1997

     Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended December 31, 1998

                         NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULES:

Schedule I --     Item 27a - Schedule of Assets Held for Investment
                  Purposes as of December 31, 1998

Schedule II --    Item 27d - Schedule of Reportable  Transactions  for the
                  Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





                        To the Plan Administrator of the
                 Tops Appliance City, Inc. Amended and Restated
                  Section 401(k) Salary Savings Plan and Trust:

We have audited the accompanying statements of net assets applicable to participants' equity of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1998 and 1997, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for the purpose of additional analysis rather than to present the net assets applicable to participants' equity and changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information certified by the trustee and presented in the schedules of investments and reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





Roseland, New Jersey
June 15, 1999

                            TOPS APPLIANCE CITY, INC.

                       AMENDED AND RESTATED SECTION 401(k)
                          SALARY SAVINGS PLAN AND TRUST


           STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                        AS OF DECEMBER 31, 1998 AND 1997




                                                                              1998           1997
                                                                           ----------      ---------

INVESTMENTS, at market value:
         AIM Value Fund - Class A ......................................   $ 5,188,824   $ 4,395,362
         Scudder Pathway Series - Balanced Fund ........................     3,669,351     3,670,832
         Scudder U. S. Treasury Money Fund .............................     1,744,450     1,653,398
         Scudder Income Fund ...........................................     2,317,613     2,481,691
         Scudder Growth and Income Fund ................................       594,071             0
         Tops Stock Fund ...............................................       152,300        53,704
         Participant loans receivable ..................................       797,887       721,236
                                                                           -----------   -----------

                           Total investments ...........................    14,464,496    12,976,223

CONTRIBUTIONS RECEIVABLE:
         Employer ......................................................         9,763         9,139
         Participants ..................................................        44,354        41,213
                                                                           -----------   -----------

                           Net assets applicable to participants' equity   $14,518,613   $13,026,575
                                                                           ===========   ===========




     The accompanying notes to financial statements are an integral part of these statements.

                            TOPS APPLIANCE CITY, INC.

                       AMENDED AND RESTATED SECTION 401(k)

                          SALARY SAVINGS PLAN AND TRUST


      STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                           Scudder    Scudder
                                           Pathway      U.S.
                             AIM Value      Series-   Treasury      Scudder       Scudder     Tops   Participant  Contri-
                               Fund -      Balanced     Money        Income     Growth and   Stock     Loans      butions
                              Class A        Fund        Fund         Fund      Income Fund   Fund   Receivable  Receivable   Total
                           ------------    --------   ---------    ---------    -----------  -----   ----------- -------   ---------

NET ASSETS APPLICABLE TO
PARTICIPANTS' EQUITY,
    beginning of year ..    $4,395,362   $3,670,832   $1,653,398   $2,481,691  $      0    $ 53,704  $721,236   $50,352  $13,026,575

PARTICIPANTS' CONTRIBUTIONS    285,231      412,986      131,713      106,833    67,997      20,424         0     3,141    1,028,325
EMPLOYER'S CONTRIBUTIONS ....    6,042       76,232            0       73,991    67,952           0         0       624      224,841

INVESTMENT INCOME:
    Interest and
    dividend income ....        344,362      244,069       89,046      185,008    57,375         887         0         0     920,747
    Net appreciation
    (depreciation)
    of investments .....        994,546       46,487            0      (38,284)  (39,743)    103,715         0         0   1,066,721

DISTRIBUTIONS TO PARTICIPANTS  (544,537)    (667,100)    (187,781)    (318,082)   (8,819)     (4,376)        0         0 (1,730,695)

ADMINISTRATIVE EXPENSES .....       (18)      (5,006)      (6,119)      (6,755)       (3)          0         0         0    (17,901)

LOAN ACTIVITY:
         Payments ...........  (129,406)    (117,523)     (75,818)     (57,720)  (13,448)          0    393,915        0           0
         Repayments .........   105,058      101,486       57,470       38,136    11,032       4,082   (317,264)       0           0

NET TRANSFER BETWEEN FUNDS ..  (267,816)     (93,112)      82,541     (147,205)  451,728     (26,136)         0        0           0
                               --------     --------     --------     ---------   -------     -------- --------   ------    --------

NET ASSETS APPLICABLE TO
PARTICIPANTS' EQUITY,
         end of year ........$5,188,824   $3,669,351   $1,744,450   $2,317,613  $594,071   $ 152,300   $797,887  $54,117 $14,518,613
                             ==========   ==========   ==========    =========   ========   =========  ========  ======= ===========



The accompanying notes to financial statements are an integral part of this statement.

                            TOPS APPLIANCE CITY, INC.

                       AMENDED AND RESTATED SECTION 401(K)

                          SALARY SAVINGS PLAN AND TRUST


                          NOTES TO FINANCIAL STATEMENTS




(1)  PLAN DESCRIPTION:

     The following brief description of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. (the "Plan") is provided for general information purposes only. More complete information concerning the Plan and its provisions can be found in the Plan document.

     General-

     The Plan is a defined contribution plan covering all eligible employees of Tops Appliance City, Inc. (the "Company") who are not subject to a collective bargaining agreement. Employees are eligible to participate when they have completed 1,000 hours of service and have reached age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Administration of Plan Assets-

     The assets of the Plan are administered under a trust agreement between the Plan and a trustee designated by the Company. Effective December 1, 1996, the Scudder Trust Company is the designated trustee.

     Administrative expenses of the Plan may be paid from plan assets and charged to participants' accounts. For the year ended December 31, 1998 administrative expenses of $13,258 were charged to participants' accounts and $4,643 were paid by the Company.

     Contributions-

     Employee contributions are made in the form of a salary reduction by withholding an elected percentage from the employee's salary each pay period. Participants may elect to contribute up to 15% of their gross annual compensation subject to the dollar deferral and nondiscrimination limitations as prescribed by the Internal Revenue Code. Such deferrals were limited to $10,000 for the year ended December 31, 1998.

     Prior to January 29, 1997 the Company contributed an amount equal to 2 1/2% of the compensation of each eligible participant. Effective January 29, 1997, the Plan was amended such that the Company contributes 25% of each participant's contribution up to 10% of the participant's total compensation. Such employer contributions are subject to the provisions and limitations prescribed by the Plan document. In addition, the Company may contribute a discretionary amount as determined by the Company.

         Forfeitures-

     Effective January 1, 1996, the Plan was amended so that forfeitures of terminated participants' nonvested account balances will first be utilized to reinstate accounts of formerly terminated participants who have been reinstated, with any remainder used to offset future employer contributions. At December 31, 1998, unallocated forfeitures included in net assets available for plan benefits were approximately $446,000. For the year ended December 31, 1998, $224,051 and $4,643 of forfeited nonvested accounts were used to fund employer contributions and administrative expenses paid by the Company, respectively.

         Investments-

     Participants may elect to invest contributions in one or any combination of the following six funds: AIM Value Fund - Class A, Scudder Pathway Series - Balanced Fund, Scudder U. S. Treasury Money Fund, Scudder Income Fund, Scudder Growth and Income Fund and the Tops Stock Fund. Each participant's account is credited with the participant's and the Company's contributions (as defined). The descriptions of these funds are as follows-

     AIM Value Fund - Class A - Invests contributions in equity securities determined by the Fund's investment advisor to be under valued.

     Scudder Pathway Series - Balanced Fund - Invests contributions in a broadly diversified portfolio of high-yielding securities including common stocks, preferred stocks, convertible securities and bonds in order to achieve a high level of current income and capital appreciation.

     Scudder U. S. Treasury Money Fund - Invests  contributions in short-term U.
S. Treasury obligations to provide a high level of current income as is consistent with the preservation of capital and liquidity.

     Scudder Income Fund - Invests contributions in a broad range of long-term, high-grade income producing securities such as corporate bonds and government securities in order to achieve a high level of income with prudent management of capital.

     Scudder Growth and Income Fund - Invests contributions in common stock seeking long-term growth of capital, current income, and growth of income.

     Tops Stock Fund - Invests contributions in Tops Appliance City, Inc. common stock at its market price.

     Income, profits and administrative expenses, if any, attributable to the assets of the Plan are allocated among the participants' accounts in relation to total account balances.

     Net appreciation (depreciation) in fair value of investments includes net realized and unrealized gains and losses.

         Vesting-

     Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Vesting in the employer contributions plus earnings thereon is based on years of service as follows-

                                                              Rate of
     Years of Credited Service                                Vesting
     -------------------------                                -------
Less than 3 years                                                -
3 years                                                         20%
4 years                                                         40%
5 years                                                         60%
6 years                                                         80%
7 years or more                                                100%

         Payment of Benefits-

     The distribution of plan benefits, as defined, is permitted upon the earlier of retirement, death, disability, separation of service with the Company or attainment of age 65. Withdrawal will also be available in certain hardship situations, as defined in the Plan document. Distribution of account balances may be made in either a lump-sum amount, life annuity contracts or in installments over the life expectancy of the participant. Distributions must commence at age 70 1/2 whether or not the participant retires.

         Loans Receivable from Plan Participants-

     Loans receivable from plan participants consist of promissory notes bearing interest at rates ranging from 7% to 12% maturing through March 22, 2009. The interest rate is determined as 1% above the prime rate at the time the loan commences. A participant of the Plan who needs temporary financial assistance may request a loan from the Plan in an amount not to exceed one-half of the present value of the nonforfeitable accrued benefit of the participant to a maximum of $50,000, with the vested portion of a participant's account serving as collateral for the loan. The loans are repaid over a period of a maximum of 5 years. Participants who receive a loan for the purchase of a principal residence may repay the loan over 10 years.

         Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the time and manner of distribution of vested benefits shall be subject to the discretion of the Plan Administrator. If the Plan is terminated by the Company, all employer contributions plus earnings become vested.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Basis of Accounting-

     The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on trade dates on a first-in, first-out basis. Amounts on the financial statements differ from the Plan's Form 5500 which includes distributions payable of approximately $102,000 and $439,000 at December 31, 1998 and 1997, respectively.

       Investment Valuation-

     Investments are valued at fair value based upon current market quotations. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

       Use of Estimates-

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, revenues, benefit payments and expenses during the reporting period. Actual results may differ from these estimates.

       Payment of Benefits-

     Benefits are recorded when paid.

(3)  TAX STATUS:

     The Plan has received a favorable determination letter from the IRS dated July 27, 1995 that the Plan as amended is qualified under Section 401(a) of the Internal Revenue Code (IRC) and its related trust is tax exempt under Section 501(a) of the IRC. The Plan is required to operate in accordance with the provisions of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) PARTY-IN-INTEREST TRANSACTIONS:

     During the years ended December 31, 1998 and 1997, the Plan purchased 5,065 and 26,264 shares, respectively, of Tops Appliance City, Inc. common stock in the public market at an average price of $1.11 and $1.16 per share, respectively. During the years ended December 31, 1998 and 1997, the Plan sold 10,637 and 6,583 shares, respectively, of Tops Appliance City, Inc. common stock at an average price of $3.84 and $.97, per share, respectively.

     Certain Plan investments are shares of mutual funds managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Total fees paid by the Plan and the Company for the investment management services amounted to $17,901 for the year ended December 31, 1998.

                                   SCHEDULE I


                            TOPS APPLIANCE CITY, INC.

                       AMENDED AND RESTATED SECTION 401(k)

                          SALARY SAVINGS PLAN AND TRUST


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                EMPLOYER I. D. NUMBER 22-3174554 PLAN NUMBER 002



            (b) Identity of issue,            (c) Description of Investment
             borrower, lessor or             including maturity date, rate of
                similar party                  interest, collateral, par or                                  (e) Current
 (a)                                                  maturity value                    (d) Cost (A)            Value
-------    -------------------------    -------------------------------------------    ----------------    -----------------


  *        AIM Funds Group              AIM Value Fund - Class A, 129,107 units
                                                                                       $4,078,782          $5,188,824

  *        Scudder Trust Company        Scudder Pathway Series - Balanced Fund,
                                        280,961 units                                   3,508,685           3,669,351

  *        Scudder Trust Company        Scudder U.S. Treasury Money Fund,
                                        1,744,450 units                                 1,744,450           1,744,450

  *        Scudder Trust Company        Scudder Income Fund, 175,046 units
                                                                                        2,358,727           2,317,613

  *        Scudder Trust Company        Scudder Growth and Income Fund, 22,580
                                        units                                             637,938             594,071

  *        Tops                         Tops Stock Fund, 54,151 units                      93,572              152,300

           Participant loans            Loans to participants at interest rates
           receivable                   ranging from 7% to 12% with maturities
                                        ranging from 1 to 10 years
                                                                                          797,887             797,887
                                                                                      ----------------    -----------------

                                        Total                                          $13,220,041         $14,464,496
                                                                                       ================    =================


     *Represents a party-in-interest to the Plan.

     (A) The plan was unable to obtain the historical cost information from the trustee. Amounts represent moving average cost basis.

     The accompanying notes to financial statements are an integral part of this schedule.

                                   SCHEDULE II

                            TOPS APPLIANCE CITY, INC.

        AMENDED AND RESTATED SECTION 401(k) SALARY SAVINGS PLAN AND TRUST


               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                EMPLOYER I. D. NUMBER 22-3174554 PLAN NUMBER 002


                                                                                                          (h) Current
                                                                                                            Value of
                                                                                                            Asset on
(a) Identity of                                    Number of     (c) Purchase  (d) Selling    (g) Cost of Transaction   i) Net Gain
Party Involved         (b) Description of Asset  Transactions        Price         Price        Asset         Date         or Loss



AIM Funds Group          AIM Value Fund - Class A
                           Purchases                  87           $838,983            $0      $838,983      $838,983         $0
                           Sales                     173                  0     1,040,066       896,296       896,296    143,770

Scudder Trust Company    Scudder Pathway Series -
                         Balanced Fund
                           Purchases                 79            931,890              0       931,890       931,890          0
                           Sales                    224                  0      1,082,597     1,010,874     1,010,874     71,723

Scudder Trust Company    Scudder U. S. Treasury
                         Money Fund
                           Purchases                125            509,706              0       509,706       509,706          0
                           Sales                     93                  0        418,654       418,654       418,654          0

Scudder Trust Company    Scudder Income Fund
                           Purchases                 72            563,622              0       563,622       563,622          0
                           Sales                    172                  0        689,415       686,939       686,939      2,476

Scudder Trust Company    Scudder Growth and
                         Income Fund
                           Purchases                 92            853,829              0       853,829       853,829          0
                           Sales                     68                  0        220,015       215,840       215,840      4,175



     (A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets as of January 1, 1998.



The accompanying notes to financial statements are an integral part of this schedule.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Tops Appliance City, Inc.:


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 15, 1999, included in this Form 11-K, into Tops Appliance City, Inc.'s previously filed Registration Statements on Form S-8 No. 33-54180 pertaining to the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. and on Form S-8 No. 33-68508 pertaining to the Tops Appliance City, Inc. Employee Stock Purchase Plan.






Roseland, New Jersey
June 28, 1999

                                   SIGNATURES




To Tops Appliance City, Inc.:


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                    Amended and Restated Section 401(k)
                                    Salary Savings Plan and Trust of
                                    Tops Appliance City, Inc.
                                    By: Tops Appliance City, Inc., Administrator

                                    /s/ Thomas L. Zambelli
                                    --------------------------------------------
                                    Thomas L. Zambelli
                                    Executive Vice President and
                                    Chief Financial Officer


June 28, 1999